UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

WESTLAKE CHEMICAL CORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
960413102
(CUSIP Number)
December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TTWF LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based upon 128,924,934 shares of Westlake Chemical Corporation’s (“Issuer”) common stock, par value $0.01 per share (“Common Stock”) outstanding as of December 31, 2016, which information was provided by Issuer on January 26, 2017.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
TTWFGP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,010,554

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.4% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based upon 128,924,934 shares of Issuer’s Common Stock outstanding as of December 31, 2016.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
236,370 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
236,370 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,246,924 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.5% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   Includes: (i) 114,564 shares of Issuer’s Common Stock that James Chao has the right to obtain, within 60 days of December 31, 2016, upon the conversion of 70,049 Stock Options of which he is the record owner, and 44,515 additional Stock Options that will vest and be exercisable within 60 days of December 31, 2016, at a ratio of 1 share of Common Stock for each Stock Option; (ii) 21,680 shares of the Issuer’s Common Stock that James Chao has the right to obtain within 60 days of December 31, 2016, upon the conversion of 11,406 vested Restricted Stock Units (“RSUs”) and 10,274 unvested RSUs that will vest on February 14, 2017, at a ratio of 1 share of Common Stock for each RSU; and (iii) 100,126 vested Restricted Shares.

(2)   Based upon 128,924,934 shares of Issuer’s Common Stock outstanding as of December 31, 2016, together with the 136,244 shares of Common Stock that, as of December 31, 2016, James Chao had the right to obtain, within 60 days, upon the conversion of the 114,564 Stock Options and 21,680 RSUs of which he was the record owner or that will otherwise vest and be exercisable within 60 days of December 31, 2016.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Dorothy C. Jenkins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
59,865 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
59,865 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
92,070,419 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.4% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   Includes: (i) 5,518 shares of Issuer’s Common Stock of which Dorothy C. Jenkins is the record owner; (ii) 18,590 shares of Issuer’s Common Stock that Dorothy C. Jenkins has the right to obtain, within 60 days of December 31, 2016, upon the conversion of 18,590 Stock Options of which she is the record owner, at a ratio of 1 share of Common Stock for each Stock Option; (iii) 3,077 shares of  Issuer’s Common Stock that Dorothy C. Jenkins has the right to obtain, within 60 days of December 31, 2016, upon the conversion of 3,077 vested RSUs, at a ratio of 1 share for each RSU; and (iv) 32,680 vested Restricted Shares.

(2)   Based upon 128,924,934 shares of Issuer’s Common Stock outstanding as of December 31, 2016, together with the 21,667 shares of Common Stock that, as of December 31, 2016, Dorothy C. Jenkins has the right to obtain, within 60 days, upon the conversion of the 18,590 Stock Options and 3,077 RSUs of which she was the record owner.

CUSIP No. 960413102	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Albert Chao

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
990,962 (1)

	6	SHARED VOTING POWER
92,010,554

	7	SOLE DISPOSITIVE POWER
990,962 (1)

	8	SHARED DISPOSITIVE POWER
92,010,554

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
93,001,516 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
71.7% (1) (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   Includes: (i) 713,422 shares of Issuer’s Common Stock that Albert Chao has the right to obtain, within 60 days of December 31, 2016, upon the conversion of  657,769 Stock Options of which he is the record owner, and 55,653 additional Stock Options that will vest and be exercisable within 60 days of December 31, 2016, at a ratio of 1 share of Common Stock for each Stock Option; (ii) 23,153 shares of Issuer’s Common Stock that Albert Chao has the right to obtain within 60 days of December 31, 2016, upon the conversion of 10,315 vested RSUs and 12,838 unvested RSUs that will vest on February 14, 2017, at a ratio of 1 share of Common Stock for each RSU; and (iii) 254,387 vested Restricted Shares.

(2)   Based upon 128,924,934 shares of Issuer’s Common Stock outstanding as of December 31, 2016, together with 736,575 shares of Common Stock that, as of December 31, 2016, Albert Chao had the right to obtain, within 60 days, upon the conversion of the 713,422 Stock Options and 23,153 RSUs of which he was the record owner or that will otherwise vest and be exercisable within 60 days of December 31, 2016.

Item 1 (a).  Name of Issuer:

Westlake Chemical Corporation

Item 1 (b).  Address of Issuer’s Principal Executive Offices:

2801 Post Oak Boulevard, Suite 600
Houston, Texas 77056

Item 2 (a).  Name of Person Filing:

This Amendment No. 12 to Schedule 13G is being filed by and on behalf of the following persons (the “Reporting Persons”)*:

(i)	TTWF LP (“TTWF”);
(ii)	TTWFGP LLC (“TTWFGP”);
(iii)	James Chao;
(iv)	Dorothy C. Jenkins; and
(v)	Albert Chao

* Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).  Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is c/o Westlake Chemical Corporation, 2801 Post Oak Boulevard, Suite 600, Houston, Texas, 77056.

Item 2 (c).  Citizenship:

TTWF is a Delaware limited partnership. TTWFGP is a Delaware limited liability company. James Chao is a citizen of the United States. Dorothy Jenkins is a citizen of the United States. Albert Chao is a citizen of the United States.
Item 2 (d).  Title of Class of Securities:

Common stock, par value $0.01 per share.

Item 2 (e).  CUSIP Number:

960413102

Item 3.

Not applicable.

Item 4.    Ownership:

TTWF is the holder of record of 92,010,554 shares of Common Stock of Westlake Chemical Corporation. TTWFG serves as the General Partner of TTWF and may be deemed to share beneficial ownership of the shares of Common Stock of which TTWF is the record owner.

Two trusts held for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao, are the managers of TTWFGP, which is the general partner of TTWF. The limited partners of TTWF are five trusts held principally for the benefit of the members of the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao and two corporations owned, directly or indirectly, by certain of these trusts and by other entities owned by the Chao family, including James Chao, Dorothy C. Jenkins and Albert Chao. The Reporting Persons share voting and dispositive power with respect to the shares of which TTWF is the record owner. James Chao, Dorothy C. Jenkins and Albert Chao disclaim beneficial ownership of the 92,010,554 shares held by TTWF except to the extent of their respective pecuniary interests therein.

James Chao is the record owner of 100,126 Restricted Shares, 70,049 Stock Options, and 11,406 RSUs, and is entitled to receive within 60 days of December 31, 2016 an additional 44,515 Stock Options and 10,274 RSUs. The vested Stock Options and RSUs of which James Chao is the record owner, along with the Stock Options and RSUs that will vest in favor of James Chao within 60 days of December 31, 2016, are convertible within 60 days of December 31, 2016, at a ratio of 1 Stock Option or 1 RSU per share of Common Stock and, together with the 100,126 Restricted Shares of which James Chao is the record owner, and the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of James Chao’s respective cover page. James Chao disclaims beneficial ownership of the shares of Common Stock over which his brother, Albert Chao, has sole voting and dispositive power. James Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.

Dorothy C. Jenkins is the record owner of 5,518 shares of Common Stock, 32,680 Restricted Shares, 18,590 Stock Options, and 3,077 RSUs. The vested Stock Options and RSUs of which Dorothy C. Jenkins is the record owner are convertible within 60 days of December 31, 2016, at a ratio of 1 Stock Option or 1 RSU per share of Common Stock, and together with the 32,680 Restricted Shares and 5,518 shares of Common Stock of which Dorothy C. Jenkins is the record owner, and the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of Dorothy C. Jenkins’ respective cover page. Dorothy C. Jenkins disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of her pecuniary interest therein.

Albert Chao is the record owner of 254,387 Restricted Shares, 657,769 Stock Options, and 10,315 RSUs, and is entitled to receive within 60 days of December 31, 2016 an additional 55,653 Stock Options and 12,838 RSUs. The vested Stock Options and RSUs of which Albert Chao is the record owner, along with the Stock Options and RSUs that will vest in favor of Albert Chao within 60 days of December 31, 2016, are convertible within 60 days of December 31, 2016, at a ratio of 1 Stock Option or 1 RSU per share of Common Stock and, together with the 254,387 Restricted Shares of which Albert Chao is the record owner, and the 92,010,554 shares of Common Stock of which TTWF is the record owner, add up to the number of shares listed in Item 9 of Albert Chao’s respective cover page. Albert Chao disclaims beneficial ownership of the shares of Common Stock over which his brother, James Chao, has sole voting and dispositive power. Albert Chao also disclaims beneficial ownership over the 92,010,554 shares held by TTWF, except to the extent of his pecuniary interest therein.

Item 5.    Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.    Identification and Classification of Members of the Group:

See Item 2.

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification:

Not applicable.

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 8, 2017

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13G (including any and all amendments thereto) is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) under the Act and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

Date:  February 8, 2017

TTWF LP

By:	TTWFGP LLC its General Partner

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

TTWFGP LLC

By:	/s/ Albert Chao
Name: Albert Chao
Title: Authorized Representative

By:	/s/ James Chao
Name: James Chao
Title: Authorized Representative

/s/ James Chao
James Chao

/s/ Dorothy C. Jenkins
Dorothy C. Jenkins

/s/ Albert Chao
Albert Chao